SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement on continuing connected transactions, dated December 16, 2013	A-1
1.2	Announcement on connected transaction, dated December 16, 2013	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

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•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 17, 2013	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

The Board announces that the Company and China Telecommunications Corporation have entered into the Internet Applications Channel Services Framework Agreement on 16 December 2013 in relation to the provision of Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc. The agreement will become effective from 1 January 2014 and will expire on 31 December 2015. Through the Internet Applications Channel Services Framework Agreement, the Company would enhance the use of its existing excellent channel resources to increase the Company’s revenue generated from channel services. Meanwhile, the Company and China Telecommunications Corporation will co-operate closely with each other in Internet applications so as to provide more enriched Internet applications to the Company’s customers, facilitating better development of the mobile business of the Company, in particular the mobile data business.

Reference is made to the announcement published by the Company dated 22 August 2012 including, among other things, the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation and the continuing connected transactions contemplated thereunder and the applicable Annual Caps. The Company has decided to increase the Annual Caps for the two years ending on 31 December 2014 and 2015 under the Property Leasing Framework Agreement from RMB850 million (equivalent to approximately HK$1,090 million) and RMB900 million (equivalent to approximately HK$1,150 million) to RMB1,100 million (equivalent to approximately HK$1,410 million) and RMB1,300 million (equivalent to approximately HK$1,670 million) respectively. All terms and conditions of the Property Leasing Framework Agreement shall remain unchanged and valid.

The Board (including the Independent Non-executive Directors of the Company) is of the view that the Internet Applications Channel Services Framework Agreement and the Property Leasing Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, and that the terms and the applicable Annual Caps, or the revised Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

As each of the applicable percentage ratios (other than the profits ratio) of the Annual Caps or the revised Annual Caps which are applicable to the transactions contemplated under the Internet Applications Channel Services Framework Agreement and the Property Leasing Framework Agreement, calculated on an annual basis, is expected to be above 0.1% but less than 5%, such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INTERNET APPLICATIONS CHANNEL SERVICES FRAMEWORK AGREEMENT

The Company and China Telecommunications Corporation have entered into the Internet Applications Channel Services Framework Agreement on 16 December 2013 in relation to the provision of Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc. The agreement will become effective from 1 January 2014 and will expire on 31 December 2015. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the agreement, and the parties shall consult and decide on matters relating to such renewal.

The charges payable for the services under the Internet Applications Channel Services Framework Agreement are calculated on the following basis:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

Through the Internet Applications Channel Services Framework Agreement, the Company would enhance the use of its existing excellent channel resources to increase the Company’s revenue generated from channel services. Meanwhile, the Company and China Telecommunications Corporation will co-operate closely with each other in Internet applications so as to provide more enriched Internet applications to the Company’s customers, facilitating better development of the mobile business of the Company, in particular the mobile data business.

For the two years ending 31 December 2014 and 2015, the Annual Caps for the transactions contemplated under the Internet Applications Channel Services Framework Agreement shall be RMB800 million (equivalent to approximately HK$1,030 million) and RMB1,500 million (equivalent to approximately HK$1,920 million) respectively. The consideration under the agreement will be satisfied in cash and no payment will be made on a deferred basis. When determining the above Annual Caps under the Internet Applications Channel Services Framework Agreement, the Board has considered: (i) the nature of the transactions contemplated under the agreement; (ii) the rapid development of Internet applications in the future; and (iii) the existing business scale and operations of the Company together with the business plans for the two years ending on 31 December 2014 and 2015.

REVISION OF ANNUAL CAPS UNDER THE PROPERTY LEASING FRAMEWORK AGREEMENT

Reference is made to the announcement published by the Company dated 22 August 2012 including, among other things, the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation and the continuing connected transactions contemplated thereunder and the applicable Annual Caps.

Pursuant to the Property Leasing Framework Agreement, the Group and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates with reference to the standards set forth by local price authorities. The rental charges are subject to review every three years.

The Company and China Telecommunications Corporation have agreed on 22 August 2012 to renew the Property Leasing Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the agreement, and the parties shall consult and decide on matters relating to such renewal.

The Group and China Telecommunications Corporation and/or its associates lease properties held by each other in accordance with market rates to cater for the needs of mutual operational development. This can foster better business development of each other and achieve a win win situation.

For the two years ended 31 December 2011 and 2012, the amounts paid by the Group and China Telecommunications Corporation and/or its associates in relation to the mutual leasing of properties under the Property Leasing Framework Agreement were approximately RMB410 million (equivalent to approximately HK$530 million) and RMB420 million (equivalent to approximately HK$540 million) respectively. From 1 January 2013 to 30 June 2013, the amount paid by the Group and China Telecommunications Corporation and/or its associates in relation to the mutual leasing of properties under the Property Leasing Framework Agreement was approximately RMB300 million (equivalent to approximately HK$380 million). From 1 January 2013 to the date hereof, the amount paid by the Group and China Telecommunications Corporation and/or its associates under the Property Leasing Framework Agreement has not exceeded the pre-determined Annual Cap of RMB 800 million (equivalent to approximately HK$1,030 million) for the year 2013.

Following the completion of the Company’s acquisition of mobile network assets at the end of 2012, together with the rapid development of the Company’s business, in particular the mobile services and information services, the demand for mutual leasing of properties by the Company and China Telecommunications Corporation and/or its associates continues to increase. Therefore, the Company has decided to increase the Annual Caps for the two years ending on 31 December 2014 and 2015 under the Property Leasing Framework Agreement from RMB850 million (equivalent to approximately HK$1,090 million) and RMB900 million (equivalent to approximately HK$1,150 million) to RMB1,100 million (equivalent to approximately HK$1,410 million) and RMB1,300 million (equivalent to approximately HK$1,670 million) respectively. All terms and conditions of the Property Leasing Framework Agreement shall remain unchanged and valid. When determining the above revised Annual Caps under the Property Leasing Framework Agreement, the Board has considered: (i) the historical amounts paid by the Group and China Telecommunications Corporation and/or its associates for the mutual leasing of properties for the year 2012 and for this year to the date hereof; (ii) the existing business scale and operations of the Company together with the business plans for the two years ending on 31 December 2014 and 2015; and (iii) the fluctuation of the market rates of the property rentals.

BOARD OPINION

The Board (including the Independent Non-executive Directors of the Company) is of the view that the Internet Applications Channel Services Framework Agreement and the Property Leasing Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, and that the terms and the applicable Annual Caps, or the revised Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

CONNECTION BETWEEN THE PARTIES AND HONG KONG LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Internet Applications Channel Services Framework Agreement and the Property Leasing Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Annual Caps or the revised Annual Caps which are applicable to the transactions contemplated under the Internet Applications Channel Services Framework Agreement and the Property Leasing Framework Agreement, calculated on an annual basis, is expected to be above 0.1% but less than 5%, such continuing connected transactions will fall under Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Board has passed resolutions to approve the agreements of the above continuing connected transactions and their applicable Annual Caps or the revised Annual Caps. Save for Mr. Wang Xiaochu and Mr. Yang Jie, who are directors of China Telecommunications Corporation and have therefore voluntarily abstained from voting on the relevant board resolutions, none of the Directors had a material interest in the transactions contemplated under the continuing connected transactions and no Director was required to abstain from voting on the relevant board resolutions.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Annual Caps”	the maximum aggregate annual values

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation ( 中國電信集團公司 ), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited ( 中國電信股份有限公司 ), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company, together with all of its subsidiaries

“HK$” or “HKD”

Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HKD1.00 =RMB0.78. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Internet Applications Channel Services Framework Agreement”	the Internet Applications Channel Services Framework Agreement signed between the Company and China Telecommunications Corporation on 16 December 2013, with the expiry date on 31 December 2015

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“Property Leasing Framework Agreement”	the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 22 August 2012 with the expiry date on 31 December 2015

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 16 December 2013

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONNECTED TRANSACTION

SUMMARY

The Company is pleased to announce that China Telecom Global and China Telecommunications Corporation entered into an agreement on 16 December 2013, pursuant to which China Telecommunications Corporation has agreed to sell and China Telecom Global has agreed to purchase 100% of the share capital in China Telecom Europe, a wholly-owned subsidiary of China Telecommunications Corporation. Upon Completion of the Acquisition, China Telecom Europe will become a wholly-owned subsidiary of China Telecom Global and an indirect wholly-owned subsidiary of the Company.

Pursuant to the Acquisition Agreement, China Telecom Global shall pay the initial consideration in the amount of RMB260,893,600 (equivalent to approximately HK$334,478,974) in cash within 15 Business Days upon Completion. In addition, the initial consideration shall be adjusted for the difference between the Net Asset Value as set out in the Audited Financial Report on the Completion Date and the Net Asset Value in the Audited Financial Report on the Appraisal Benchmark Date. In the event that the Net Asset Value as at the Completion Date is greater than the Net Asset Value as at the Appraisal Benchmark Date, China Telecom Global shall pay China Telecommunications Corporation such adjustment amount to the initial consideration within 15 Business Days from the date of the Audited Financial Report on the Completion Date. In the event that the Net Asset Value as at the Completion Date is less than the Net Asset Value as at the Appraisal Benchmark Date, China Telecommunications Corporation shall pay China Telecom Global such adjustment amount to the initial consideration within 15 Business Days from the date of the Audited Financial Report on the Completion Date. The total consideration for the Acquisition consists of the initial consideration and the adjustment amount. The total consideration for the Acquisition will be funded from internal sources.

LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. China Telecom Global is a wholly-owned subsidiary of the Company.

Pursuant to Chapter 14A of the Listing Rules, China Telecommunications Corporation is a connected person of the Company and the Acquisition contemplated under the Acquisition Agreement entered into between China Telecommunications Corporation and China Telecom Global constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio (other than the profits ratio) of the Acquisition is less than 5% but more than 0.1%, the Company is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Company will disclose the relevant details of the Acquisition in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

BENEFITS OF AND REASONS FOR THE TRANSACTION

After the Completion of the Acquisition, China Telecom Europe will become a wholly-owned subsidiary of China Telecom Global and an indirect wholly-owned subsidiary of the Company. At present, the overseas business of the Company, primarily including regions of Asia-Pacific and Americas, is operated by China Telecom Global. As a result of the Acquisition through China Telecom Global, the Company will further strengthen its competitive position in the overseas telecommunications market, improve and integrate the operation of its overseas business, take full advantage of synergy benefits, expand its service regions and increase its profitability.

Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

INTRODUCTION

The Company is pleased to announce that China Telecom Global and China Telecommunications Corporation entered into an agreement on 16 December 2013, pursuant to which China Telecommunications Corporation has agreed to sell and China Telecom Global has agreed to purchase 100% of the share capital in China Telecom Europe, a wholly-owned subsidiary of China Telecommunications Corporation. Upon Completion of the Acquisition, China Telecom Europe will become a wholly-owned subsidiary of China Telecom Global and an indirect wholly-owned subsidiary of the Company.

THE ACQUISITION AGREEMENT

Major terms of the Acquisition Agreement are as follows:

Date:	16 December 2013

Parties:	Vendor:	China Telecommunications Corporation

	Purchaser:	China Telecom Global, a wholly-owned subsidiary of the Company

Consideration and Payment:

Pursuant to the Acquisition Agreement, China Telecom Global shall pay the initial consideration in the amount of RMB260,893,600 (equivalent to approximately HK$334,478,974) in cash within 15 Business Days upon Completion. In addition, the initial consideration shall be adjusted for the difference between the Net Asset Value as set out in the Audited Financial Report on the Completion Date and the Net Asset Value in the Audited Financial Report on the Appraisal Benchmark Date. In the event that the Net Asset Value as at the Completion Date is greater than the Net Asset Value as at the Appraisal Benchmark Date, China Telecom Global shall pay China Telecommunications Corporation such adjustment amount to the initial consideration within 15 Business Days from the date of the Audited Financial Report on the Completion Date. In the event that the Net Asset Value as at the Completion Date is less than the Net Asset Value as at the Appraisal Benchmark Date, China Telecommunications Corporation shall pay China Telecom Global such adjustment amount to the initial consideration within 15 Business Days from the date of the Audited Financial Report on the Completion Date. The total consideration for the Acquisition consists of the initial consideration and the adjustment amount. The total consideration for the Acquisition will be funded from internal sources.

The Acquisition was reached through arm’s length negotiations, on normal commercial terms and in the ordinary and usual course of business of the Group. The total consideration for the Acquisition was determined with reference to various factors including, among other things, the quality of the assets, financial and operational metrics, profits of China Telecom Europe in 2012 and for the first six months in 2013 and the development prospect of China Telecom Europe, and the benefits of and reasons for the Acquisition as described below.

The net profit and/or loss before taxation attributable to China Telecom Europe in 2011, 2012 and the first six months in 2013 was a loss of approximately RMB6 million (equivalent to approximately HK$8 million), a profit of approximately RMB24 million (equivalent to approximately HK$31 million) and a profit of approximately RMB10 million (equivalent to approximately HK$13 million), respectively. The net profit and/or loss after taxation attributable to China Telecom Europe in 2011, 2012 and the first six months in 2013 was a loss of approximately RMB6 million (equivalent to approximately HK$8 million), a profit of approximately RMB24 million (equivalent to approximately HK$31 million) and a profit of approximately RMB12 million (equivalent to approximately HK$15 million), respectively. The Net Asset Value of China Telecom Europe as set out in the Audited Financial Report on the Appraisal Benchmark Date was approximately RMB77 million (equivalent to approximately HK$99 million).

The financial information of China Telecom Europe set out above was prepared based on requirements in accordance with the China Accounting Standards for Business Enterprises.

BENEFITS OF AND REASONS FOR THE TRANSACTION

After the Completion of the Acquisition, China Telecom Europe will become a wholly-owned subsidiary of China Telecom Global and an indirect wholly-owned subsidiary of the Company. At present, the overseas business of the Company, primarily including regions of Asia-Pacific and Americas, is operated by China Telecom Global. As a result of the Acquisition through China Telecom Global, the Company will further strengthen its competitive position in the overseas telecommunications market, improve and integrate the operation of its overseas business, take full advantage of synergy benefits, expand its service regions and increase its profitability.

Conditions Precedent:

The transaction contemplated under the Acquisition Agreement is conditional upon several conditions, including the prior approval of the share transfer as set out in the Acquisition Agreement by the Russian Government Commission for Control over Foreign Investment or an exemption of such prior approval issued by the Russian Federal Antimonopoly Service.

Completion:

As at the date of this announcement, all of the conditions precedent have been satisfied and Completion is expected to take place on 31 December 2013.

INFORMATION ON THE COMPANY

The Company is an integrated information full services operator and is primarily engaged in providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services, and other related services in the PRC.

INFORMATION ON THE PURCHASER

China Telecom Global was incorporated in Hong Kong on 25 February 2000 with limited liability and is primarily engaged in developing various international telecom businesses, as well as developing voice, data, graphic and multi-media telecommunications and information services based on Internet.

INFORMATION ON CHINA TELECOM EUROPE

China Telecom Europe was incorporated in London on 2 March 2006 and is primarily engaged in providing international leased line service, Internet service, voice wholesale service and other value-added telecommunications businesses in the Europe, the Middle East and Africa region. At present, it has four wholly-owned subsidiaries in France, South Africa, Germany and Russia and five representative offices in Dubai, Turkey, Russia, Spain and Kenya. China Telecommunications Corporation is currently the sole legal and beneficial owner of China Telecom Europe.

INFORMATION ON THE VENDOR

China Telecommunications Corporation is a state-owned enterprise engaged in the investment holding of companies and is primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunications support services and other businesses.

CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. China Telecom Global is a wholly-owned subsidiary of the Company.

Pursuant to Chapter 14A of the Listing Rules, China Telecommunications Corporation is a connected person of the Company and the Acquisition contemplated under the Acquisition Agreement entered into between China Telecommunications Corporation and China Telecom Global constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio (other than the profits ratio) of the Acquisition is less than 5% but more than 0.1%, the Company is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Company will disclose the relevant details of the Acquisition in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve the Acquisition. The Board (including the independent non-executive Directors) is of the view that the Acquisition has been entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the Acquisition are fair and reasonable and in the interests of the Company and its shareholders as a whole. Save for Mr. Wang Xiaochu and Mr. Yang Jie who are directors of China Telecommunications Corporation and have voluntarily abstained from voting on the relevant board resolutions in respect of the Acquisition Agreement, none of the Directors had a material interest in the transaction contemplated under the Acquisition Agreement and no Director was required to abstain from voting on the relevant board resolutions to approve the Acquisition Agreement.

Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	the acquisition of 100% of the share capital in China Telecom Europe by China Telecom Global from China Telecommunications Corporation pursuant to the Acquisition Agreement

“Acquisition Agreement”	the agreement dated 16 December 2013 entered into between China Telecom Global and China Telecommunications Corporation, pursuant to which China Telecommunications Corporation has agreed to sell and China Telecom Global has agreed to purchase 100% of the share capital in China Telecom Europe

“Appraisal Benchmark Date”	means 30 June 2013

“Audited Financial Report on the Appraisal Benchmark Date”	audited consolidated financial statements of China Telecom Europe and its subsidiaries in respect of the period from 1 January 2012 to the Appraisal Benchmark Date

“Audited Financial Report on the Completion Date”	audited consolidated financial statements of China Telecom Europe and its subsidiaries as at the Completion Date

“Board”	the board of Directors

“Business Days”	means a day other than a Saturday or Sunday or public holiday in Hong Kong and the PRC on which banks are open in Hong Kong and Beijing for general commercial business

“China Telecom Europe”	China Telecom (Europe) Limited (中國電信（歐洲）有限公司), a private company limited by shares incorporated in London on 2 March 2006 with a share capital of ₤16,150,000 divided into 16,150,000 ordinary shares of ₤1 each, and a wholly-owned subsidiary of China Telecommunications Corporation

“China Telecom Global”	China Telecom Global Limited (中國電信國際有限公司), a company incorporated in Hong Kong on 25 February 2000 with limited liability and with a total share capital of HK$58,165,000, and a wholly-owned subsidiary of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet access service business and information service business

“Completion”	completion of the Acquisition pursuant to the terms of the Acquisition Agreement

“Completion Date”	the date of Completion

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company, together with all of it subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Net Asset Value”	the difference in value between the value of total assets and the value of the total liabilities as they appear in the audited consolidated balance sheet of China Telecom Europe and its subsidiaries in respect of relevant audited period

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in the Listing Rules

This announcement contains translations between Renminbi and Hong Kong dollar amounts at HK$1.00=RMB0.78 for illustration purposes. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollar at such rates or at all.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC, 16 December 2013

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive Director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive Directors.